UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: April 29, 2010
Babcock & Brown Air Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Babcock & Brown Air Limited (the “Company”) announced the closing of the following transactions on April 29, 2010. Unless the context requires otherwise, the terms “we,” “our” and “us” refer to the Company.
Closing of Previously Announced Share Repurchase
The Company repurchased 2,011,265 of the Company’s shares from a wholly-owned subsidiary of Babcock & Brown International Pty Ltd., (together, with their affiliates, “Babcock & Brown”) pursuant to a Securities Repurchase Agreement (“Securities Repurchase Agreement”) for a per share price of $8.78. These repurchased shares represent approximately 6.6% of the Company’s outstanding shares as of December 31, 2009.
Summit Aviation Partners LLC, which is owned by the management team of Babcock & Brown’s aviation business (“Summit”), purchased 1,000,000 of the Company’s shares from Babcock & Brown pursuant to a Securities Purchase Agreement for a per share price of $8.78.
Babcock & Brown owns 1,411,264 shares after completion of these transactions.
Closing of Previously Announced Sale of Babcock & Brown’s Aviation Assets
Summit completed its acquisition of substantially all of the aviation assets of Babcock & Brown. As part of this purchase, Summit assumed from Babcock & Brown, the following management and servicing agreements with the Company:
•	B&B Air Management Agreement dated October 2, 2007 between Babcock & Brown Air Management Co. Limited (“Manager”) and the Company (“Management Agreement”);
•	Administrative Services Agreement dated as of October 2, 2007 among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation (“AMBAC”), Babcock & Brown Air Funding I Limited (“B&B Air Funding”) the Issuer Subsidiaries identified therein and the Manager (“Funding Administrative Servicing Agreement”);
•	Servicing Agreement dated as of October 2, 2007 among Babcock & Brown Aircraft Management LLC (“BBAM US”), Babcock & Brown Aircraft Management (Europe) Limited (“BBAM Europe”), B&B Air Funding and AMBAC (“Funding Servicing Agreement”); and
•	Servicing and Administrative Services Agreement dated as of November 7, 2007 among BBAM US, BBAM Europe, Babcock & Brown Air Acquisition I Limited (“B&B Air Acquisition”) and each Aircraft Subsidiary that becomes party thereto (“Acquisition Servicing Agreement”).
The management and servicing functions pursuant to these agreements will now be provided by a newly created aircraft leasing and management company, BBAM Limited Partnership (together with its affiliates “New BBAM”), which is owned 15% by the Company and 85% by Summit. The Company paid $8.75 million to New BBAM for its interest in BBAM Limited Partnership.

Changes in Board Composition
In connection with the transactions described above and the amendments to the Company’s Management Agreement described below, the Company has adopted certain changes to its board composition. Effective April 29, 2010, Joseph Donovan will replace Steve Zissis, as chairman of the board. Mr. Zissis will remain on the Company board as a Manager appointee to the board, along with Colm Barrington, the Chief Executive Officer of the Company.
In addition, the size of the Company’s board has been increased to eight directors, and Robert Tomczak, has been appointed by the Manager to the board. Mr. Tomczak leads New BBAM’s accounting, finance and contract management team and has over 18 years of experience in the aircraft leasing industry. Prior to joining Babcock & Brown in 1987, Mr. Tomczak worked for Arthur Andersen & Co. and is currently a member of the California Society of Certified Public Accountants. He graduated from California State University East Bay with a degree in Finance and Accounting.
The remaining directors of the Company are Erik Braathen, Sean Donlon, James Fantaci and Susan Walton. The board has determined that Mr. Fantaci is an independent director pursuant to regulations of the Securities and Exchange Commission and the listing rules of the New York Stock Exchange. Mr. Fantaci has been appointed to the Nominating and Corporate Governance Committee and the Compensation Committee of the board.
Proposed Name Change
The Company intends to seek shareholder approval to change its name to “Fly Leasing Limited” at its next annual general meeting of shareholders.
Amendment of Management Agreement
In connection with the above transactions, the Company has entered into an amended and restated Management Agreement with the Manager, now a wholly-owned subsidiary of New BBAM.
In discharging its duties under the management agreement, the Manager will use the resources provided to it by New BBAM. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but remain employees of New BBAM, the dedicated services of other members of the Manager’s core management team and the non-exclusive services of other personnel employed by New BBAM.
The Manager’s core management team consists of the Manager’s chief executive officer, chief financial officer and that level of dedicated or shared support personnel, such as corporate counsel, company secretary, financial controller and other accounting staff and risk and compliance personnel, as the Manager reasonably determines is necessary to provide the management and administrative services described below.
Services
Our Manager’s duties and responsibilities under the management agreement include the provision of the services described below. The management agreement requires our Manager to manage our business and affairs in conformity with the policies and investment guidelines that are approved and monitored by our board of directors. Our Manager may delegate the provision of all or any part of the services to any person affiliated or associated with New BBAM.
Management and Administrative Services. Our Manager provides us with the following management and administrative services:
•	managing our portfolio of aircraft and other aviation assets and the administration of our cash balances;
•	if requested by our board, making available a member of the core management team of our Manager as our nominee on the board of directors of any of our subsidiaries (provided that each such member must be agreed between us and our Manager);

•	assisting with the implementation of our board’s decisions;
•	providing us suitably qualified and experienced persons to perform the management and administrative services for us and our subsidiaries, including persons to be appointed by our board to serve as our dedicated chief executive and chief financial officers (who shall remain employees of, and be remunerated by, our Manager or an affiliate of our Manager while serving in such capacities);
•	performing or procuring the performance of all reasonable accounting, tax, corporate secretarial, information technology, reporting and compliance services for us and our subsidiaries, including the preparation and maintenance of our accounts and such financial statements and other reports and filings as we are required to make with any governmental agency (including the SEC) or stock exchange;
•	supervising financial audits of us by an external auditor as required;

•	managing our relations with our investors and the public, including:
•	preparing our annual reports and any notices of meeting, papers, reports and agendas relating to meetings of our shareholders; and
•	assisting in the resolution of any complaints by or disputes with our investors and any litigation involving us (other than litigation in which our interests are adverse to those of our Manager or New BBAM); and
•	using commercially reasonable efforts to cause us to comply with all applicable laws.
Origination and Disposition Services. Our Manager also provides us with the following origination and disposition services:
•	sourcing opportunities relating to aircraft and other aviation assets, including using its commercially reasonable efforts to notify us of potential aviation asset investment opportunities that come to the attention of our Manager and which our Manager acting reasonably believes may be of interest to us as investments;
•	in relation to identified potential opportunities to purchase or sell aircraft and other aviation assets, investigating, researching, evaluating, advising and making recommendations on or facilitating such opportunities;
•	with respect to prospective purchases and sales of aircraft and other aviation assets, conducting negotiations with sellers and purchasers and their agents, representatives and financial advisors; and
•	otherwise providing advice and assistance to us in relation to the evaluation or pursuit of aviation asset investment or disposition opportunities as we may reasonably request from time to time.
We are under no obligation to invest in or to otherwise pursue any aviation asset investment or disposal opportunity identified to us by our Manager pursuant to the management agreement. Neither New BBAM nor any of its affiliates or associates are restricted from pursuing, or offering to a third party, including any party managed by, or otherwise affiliated or associated with, New BBAM, or are required to establish any aviation asset investment protocol in relation to prioritization of, any aviation asset investment or disposal opportunity identified to us by our Manager pursuant to the management agreement.

Ancillary Management and Administrative Services. Our Manager also provides us with ancillary management and administrative services upon such terms as may be agreed from time to time between us and our Manager, which may require, among other things if requested by our board of directors:
•	the expansion of our Manager’s core management team with additional personnel as may be required by developments or changes in the commercial aircraft leasing industry (whether regulatory, economic or otherwise) or the compliance or reporting environment for publicly listed companies in the United States (whether as a result of changes to securities laws or regulations, listing requirements or accounting principles or otherwise); and
•	making available individuals (other than members of our Manager’s core management team) as our nominees on the boards of directors of any of our subsidiaries.
Servicing
For so long as our Manager’s appointment is not terminated, we agree to engage New BBAM as the exclusive Servicer for any additional aircraft or other aviation assets that we acquire in the future on terms substantially similar to those set forth in the servicing agreement for our initial portfolio or the servicing agreement between B&B Air Acquisition and New BBAM or on such other terms as we and New BBAM may agree.
Competitors. In the management agreement, we agreed not to sell any of our subsidiaries receiving services from New BBAM pursuant to a servicing agreement to a competitor of New BBAM, or to any party that does not agree in a manner reasonably acceptable to New BBAM to be bound by the provisions of the applicable servicing agreement, and we agreed not to permit competitively sensitive information obtained from New BBAM to be provided to any such competitor even if such competitor is a shareholder or has the right to elect a member of our board of directors. We may also be required to screen certain of our directors and employees from competitively sensitive information provided by New BBAM.
Compliance With Our Strategy, Policy and Directions
In performing the services, our Manager is required to comply with our written policies and directions provided to our Manager from time to time by our board of directors unless doing so would contravene any law or the express terms of the management agreement.
We may not direct our Manager (unless the direction is otherwise permitted under the management agreement) to make any decision, take any action or omit to take any action in relation to the acquisition, disposition or management of any aircraft or other aviation asset, and our Manager is not obliged to comply with any such direction if given by us, unless:
•	that matter has been the subject of a recommendation by our Manager; or
•	the failure to make that decision, take that action or omit to take that action would breach the fiduciary duties of our directors or any law.

Notwithstanding the foregoing, we may direct our Manager to review a proposed decision, action or omission to take an action in relation to the acquisition, disposition or management of any aircraft or other aviation asset and require that within a reasonable period of time our Manager either make or decline to make a recommendation with respect thereto.
Appointment of Our Chief Executive Officer and Chief Financial Officer
Although our chief executive officer and chief financial officer are employees of our Manager (or an affiliate of our Manager), they serve us in such corporate capacities by appointment by our board of directors. The management agreement acknowledges that our board may terminate our chief executive officer or chief financial officer without our Manager’s consent. The management agreement provides that if there is a vacancy in such position for any reason, then our Manager will recommend a candidate to serve as replacement chief executive officer or chief financial officer. If our board of directors does not appoint the initial candidate proposed by our Manager to fill such vacancy, then our Manager will be required to recommend one or more further candidates until our board appoints a candidate recommended by our Manager for such vacancy.
Restrictions and Duties
Our Manager has agreed that it will use reasonable care and diligence and act honestly and in good faith at all times in the performance of the services under the management agreement. We refer to the foregoing standard as the “standard of care” required under the management agreement.
Under the management agreement, our Manager may not, without our board’s prior consent:
(1) carry out any transaction with an affiliate of our Manager on our behalf, it being understood that New BBAM affiliates have been appointed as the exclusive Servicer for our portfolio of aircraft, and that our Manager may delegate the provision of all or any part of the services under the management agreement to any person affiliated or associated with New BBAM;
(2) carry out any aviation asset investment or disposition transaction, or sequence of related aviation asset investment or disposition transactions with the same person or group of persons under common control, for us if the aggregate purchase price to be paid or the gross proceeds to be received by us in connection therewith would exceed $200 million;
(3) carry out any aviation asset investment or disposition transaction if the sum of all the purchase prices to be paid or of all the gross proceeds to be received by us in connection with all such transactions during any quarter would exceed $500 million;
(4) appoint or retain any third-party service provider to assist our Manager in providing management and administrative services if:
•	the amount to be paid by our Manager and reimbursed by us or paid by us to the third party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

•	as a result of the appointment or retention, the amount to be paid by our Manager and reimbursed by us or paid by us to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $5 million;

(5) appoint or retain any third-party service provider to assist our Manager in providing ancillary management and administrative or the origination and disposition services if:
•	the amount to be paid by our Manager and reimbursed by us or paid by us to the third party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or
•	as a result of the appointment or retention, the amount to be paid by our Manager and reimbursed by us or paid by us to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $7.5 million; or
(6) hold any cash or other assets of ours, provided that our Manager may cause our cash and other assets to be held in our name or any custodian for us nominated or approved by us.
The thresholds discussed in clauses (4) and (5) above are reviewed regularly by us and our Manager and may be increased by our board of directors (but shall not be decreased) having regard to changes in the value of money, changes in our market capitalization and any other principles agreed between us and our Manager. The thresholds discussed in clauses (2) and (3) may be increased or decreased by our board of directors in its sole discretion at any time by notice to our Manager. Amounts relating to transactions and third-party service providers entered into, appointed or retained by New BBAM on our behalf pursuant to our servicing agreements or administrative agency agreements are not included in determining whether the thresholds discussed under this heading have been met or exceeded. Acquisitions of series of aircraft from nonaffiliated-persons are deemed not to be related matters for purposes of this provision.
Relationship of Management Agreement and Servicing Agreements
To the extent that New BBAM is entitled to exercise any authority, enter into any transaction or take any action on our behalf pursuant to any of our servicing agreements or administrative agency agreements, such servicing agreement or administrative agency agreement shall govern such exercise of authority, transaction or authority in the event of a conflict between the management agreement and such servicing agreement or administrative agency agreement.
Board Appointees
Pursuant to the management agreement and our bye-laws, for so long as New BBAM holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors at the time. Our Manager’s appointees on our board of directors are not required to stand for election by our shareholders other than by our Manager.
Our Manager’s board appointees do not receive any compensation from us (other than out-of-pocket expenses) and do not have any special voting rights. The appointees of our Manager shall not participate in discussions regarding, or vote on, any related-party transaction in which any affiliate of our Manager has an interest. Our independent directors are responsible for approving any such related-party transactions.

Fees and Expenses
Pursuant to the management agreement, we pay our Manager the fees and pay or reimburse our Manager for the expenses described below.
Management and Administrative Services
Base and Rent Fees. In respect of the aircraft in our Initial Portfolio and any other aircraft we may acquire that will be held by B&B Air Funding or any of its subsidiaries or any other subsidiary we establish for the purpose of entering into an aircraft securitization financing, we pay our Manager:
•	a base fee of $150,000 per month per subsidiary we establish for the purpose of entering into an aircraft securitization financing, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired beyond the Initial Portfolio, in the case of B&B Air Funding, or beyond the initial portfolio of aircraft financed with the proceeds of the applicable aircraft securitization financing, in the case of any other subsidiary we establish for the purpose of entering into an aircraft securitization financing (the amount of the base fee will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’); and
•	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of such aircraft plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any of such aircraft.
In respect of any aircraft we acquire that is held by B&B Air Acquisition or any of its subsidiaries, we will pay our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft.
Origination and Disposition Fees and Change of Control Fees. We pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. We also will pay the Manager a change of control fee equal to 1.5% of its enterprise value, as defined in the Management Agreement, in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares, the acquisition of all or substantially all of our assets or if continuing directors no longer represent a majority of the independent directors on the board of directors.
Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’).
In addition, our Manager is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum.
Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.

Ancillary Management and Administrative Services.
We pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided.
Credit for Servicing Fees Paid
Base fees and rent fees paid to New BBAM under our servicing agreements and administrative services fees paid to our Manager under the administrative services agreements are credited toward (and thereby reduce) the base and rent fees payable to our Manager as described above under “— Fees and Expenses — Management and Administrative Services — Base and Fees” and “— Fees and Expenses — Administrative Agency Fees.” Similarly, sales fees paid to New BBAM under our servicing agreements in respect of aircraft dispositions are credited toward (and thereby reduce) the fee payable to our Manager in connection with dispositions as described above under “— Fees and Expenses — Origination and Disposition Services.” See “Servicing Agreements — Servicing Fees.’’
Break Fees
Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets.
Expenses of the Manager
We pay or reimburse our Manager quarterly payments of $1.5 million, subject to an annual adjustment indexed to the consumer price index applicable to the previous year, to our Manager to defray expenses. We refer to this foregoing amount as the “management expense amount.” The management expense amount is subject to adjustment by notice from our Manager and the approval of the independent directors on our board of directors.
We also pay or reimburse our Manager for the following:
•	all our costs paid for us by our Manager (other than remuneration and certain expenses in relation to our Manager’s core management team and our Manager’s corporate overhead), including the following items which are not covered by the management expense amount:
•	directors’ fees for the directors on our board of directors and our subsidiaries,
•	directors’ and officers’ insurance for our and our subsidiaries’ directors and officers,
•	travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while traveling) to attend any meeting of the board of our company,
•	fees and expenses relating to any equity or debt financings we enter into in the future,
•	fees and expenses of the depositary for our ADSs,
•	costs and expenses related to insuring our aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers,

•	costs incurred in connection with organizing and hosting our annual meetings or other general meetings of our company,
•	costs of production and distribution of any of our security holder communications, including notices of meetings, annual and other reports, press releases, and any prospectus, disclosure statement, offering memorandum or other form of offering document,
•	website development and maintenance and other investor relations or IT related costs,
•	travel expenses of the core management team and other personnel of New BBAM (including flights, accommodation, taxis, entertainment and meals while traveling) related to sourcing, negotiating and conducting transactions on our behalf and attending any meeting of the board of our company,
•	external legal counsel,
•	fees of third party consultants, accounting firms and other professionals,
•	external auditor’s fees, and
•	internal auditor’s fees.
The above list of items is subject to the addition of further items by notice from our Manager and the approval of our board of directors (which approval shall not be unreasonably withheld or delayed).
•	for all taxes, costs, charges and expenses properly incurred by our Manager in connection with
•	the provision of ancillary management and administrative services,
•	the engagement of professional advisors, attorneys, appraisers, specialist consultants and other experts as requested by us from time to time; or which our Manager considers reasonably necessary in providing the services and discharging its duties and other functions under the management agreement, including, without limitation, the fees and expenses of professional advisors relating to the purchase and sale of aircraft and other aviation assets.
Term and Termination
The term of the Management Agreement will be five years from the date of execution, which will be automatically extended for additional five year terms unless terminated by either party on 12 months written notice. The Company will pay a termination fee to the Manager if it elects not to renew the Management Agreement after the end of the first three five-year terms or if the Manager terminates the Management Agreement for cause.

We may terminate our Manager’s appointment immediately upon written notice if but only if:
•	New BBAM or an affiliate in aggregate ceases to hold (directly or indirectly) more than 50% of the issued share capital of our Manager;
•	our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of New BBAM that is able to make correctly the representations and warranties set out in the management agreement;
•	at least 75% of our independent directors and holders of 75% or more of all of our outstanding common shares (measured by vote) determine by resolution that there has been unsatisfactory performance by our Manager that is materially detrimental to us;
•	our Manager materially breaches the management agreement and fails to remedy such breach within 90 days of receiving written notice from us requiring it to do so, or such breach results in liability to us and is attributable to our Manager’s gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care;
•	any license, permit or authorization held by our Manager which is necessary for it to perform the services and duties under the management agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of our board of directors, would prevent our Manager from performing the services and the situation is not remedied within 90 days;
•	an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of New BBAM that is able to make correctly the representations and warranties set out in the management agreement; or
•	Steve Zissis ceases to be the President or Chief Executive Officer or equivalent officer of New BBAM during the first five-year term for any reason other than death or disability.
Our Manager may terminate the management agreement immediately upon written notice if;
•	we fail to make any payment due under the management agreement to our Manager within 15 days after the same becomes due;
•	we otherwise materially breach the management agreement and fail to remedy the breach within 90 days of receiving written notice from our Manager requiring us to do so;
•	an order is made for the winding up of our company; or
•	continuing directors cease to constitute at least a majority of the Board.
Upon the termination of the management agreement, we will redeem all of the manager shares for their nominal value.

Conflicts of Interest
Nothing in the management agreement restricts New BBAM or any of its affiliate or associates from:
•	dealing or conducting business with us, our Manager, any affiliate or associate of New BBAM or any shareholder of ours;
•	being interested in any contract or transaction with us, our Manager, any affiliate or associate of New BBAM or any shareholder of ours;
•	acting in the same or similar capacity in relation to any other corporation or enterprise;
•	holding or dealing in any of our shares or other securities or interests therein; or
•	co-investing with us.
Amendments to the Company’s Debt Facilities and Related Servicing Agreements
The Company has also amended certain of its debt facilities and related servicing agreements in connection with the transactions described above.
The Funding Servicing Agreement relating to $853 million of aircraft lease-backed notes issued as part of a securitization transaction (the “Notes”) has been amended to remove a servicer termination event which would have been triggered if Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM US or BBAM Europe. Servicer termination events now include the following:
•	Bankruptcy or insolvency of New BBAM;
•	New BBAM ceases to own at least 50% of BBAM US and BBAM Europe;
•	Summit ceases to own at least 33.33% of the partnership interests in New BBAM; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;
•	Steve Zissis ceases to be the President or Chief Executive Officer or equivalent of New BBAM at any time prior to the fifth anniversary of the amendment for any reason other than death or disability; and
•	At any time during any one year period, 50% or more of New BBAM’s key finance and legal team or technical and marketing team cease to be employed by New BBAM and are not replaced with employees with comparable skills within 90 days.
On November 7, 2007, the Company, through a subsidiary, entered into a revolving credit facility that provided up to $1.2 billion of financing for aircraft, including a $96 million equity tranche from the Company (“Aircraft Acquisition Facility”). The Company has amended the Aircraft Acquisition Facility to remove defaults which would have been triggered if Babcock & Brown ceased to hold at least 5% of the Company’s ADSs or 51% of the capital stock of BBAM US and BBAM Europe. Pursuant to the amendment, default events now include (i) New BBAM ceases to own at least 51% of BBAM US or (ii) the Company ceases to own at least 5% of New BBAM.

In addition, the Company amended the Acquisition Servicing Agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown. Pursuant to the amendment, the servicer must deliver financial statements for New BBAM on a quarterly and annual basis to the borrower and to the lenders.
2010 Omnibus Incentive Plan
The Company has adopted a 2010 Omnibus Incentive Plan (“2010 Plan”) and has reserved 1,500,000 shares under the 2010 Plan. On April 29, 2010, the Company made aggregate grants of 600,000 shares in the form of stock appreciation rights and restricted stock units to certain employees of New BBAM who provide services to the Company pursuant to the Management Agreement.
Fees and Expenses
Fees and expenses of the foregoing transactions (except for the establishment of the 2010 Omnibus Incentive Plan) were paid by Babcock & Brown and not by the Company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babcock & Brown Air Limited
(Registrant)

Date: April 29, 2010	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director